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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


                          FOR THE MONTH OF OCTOBER 2002


                                   FIAT S.P.A.

                                  VIA NIZZA 250
                               TORINO, ITALY 10126

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS
                    UNDER COVER OF FORM 20-F OR FORM 40-F.

                  FORM 20-F          X        FORM 40-F
                                  ------                     -----


  INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION
    CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF
                                     1934.

                  YES                          NO   X
                       ------                     -----



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                                  EXHIBIT LIST


Exhibit             Description
-------             -----------

99.1                Press Release, dated October 22, 2002
99.2                Press Release, dated October 23, 2002


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                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   October 23, 2002


                                                    FIAT S.p.A.




                                                    BY: /s/ James J. Kennedy
                                                        ---------------------
                                                            James J. Kennedy
                                                            Power of Attorney